UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

INHIBITEX, INC.

(Name of Subject Company)

INHIBITEX, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Russell H. Plumb

President and Chief Executive Officer

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person Filing Statement)

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To all Inhibitex Employees:

This evening, we announced, in concert with Bristol Myers Squibb (BMS), that we have entered into a definitive agreement to be acquired by BMS for $26 per share in cash, which values Inhibitex at approximately $2.5 billion. The press release is attached. Joe and I are in San Francisco for a conference, but will be returning shortly, at which time we will endeavor to provide you with additional information as and when we can.

The management team and the Board would like to thank ALL of you for your effort and contributions to making this transaction possible.

* * * * * *

Additional Information and Where to Find It

The tender offer described in this report has not yet commenced, and this report is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) will cause Inta Acquisition Corporation to file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. Investors and Inhibitex, Inc. (“Inhibitex”) stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Inhibitex with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Bristol-Myers Squibb at www.bms.com or Office of the Corporate Secretary, 345 Park Avenue, New York, New York 10154-0037. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Inhibitex free of charge at www.inhibitex.com or by contacting Inhibitex, Inc. at 9005 Westside Parkway, Alpharetta, Georgia 30009, Telephone Number (678) 746-1100.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Bristol-Myers Squibb and Inhibitex file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Bristol-Myers Squibb or Inhibitex at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Bristol-Myers Squibb’s and Inhibitex’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.